UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934

	Vertex Computer Cable & Products, Inc.
(Name of Issuer)

COMMON STOCK
(Title of Class of Securities)

1-9263
(CUSIP Number)

Nicholas Hutzel, 920 Conklin Street, Farmingdale, New York 11735
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 18, 1998
( Date of Event which Requires Filing of this Statement)

	If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this
schedule because of rule 13d-1(b)(3) or (4), check the following box /   /.

	Check the following box if a fee is being paid with the statement / X /.

	NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

	The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange
Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s))

Page 1 of 5 Pages


CUSIP No. 1-9263			Schedule 13D			               Page 2 of 10 Pages

(1)	Names of  Reporting Persons. S.S. or I.R.S. Identification Nos. of Above
Persons

	1.	Daniel McPhee		(S.S. # ###-##-####)
	2.	Christopher Francis		(S.S. # ###-##-####)

(2)	Check the Appropriate Box if a Member of a Group			(a)	/ X/
	of a Group*								(b)	/  /

(3) SEC Use Only

(4) Source of Funds*
 PF

(5) Check Box if Disclosure of Legal Proceedings is
      Required Pursuant 	/   /     to Items 2(d) or 2(e)

1. United States
2. United States

Number of Shares
  Beneficially Owned
  By Each Reporting Person With

(7)	Sole Voting Power
	Daniel McPhee			8,500,000
	Christopher Francis		8,500,000

(8)	Shared Voting Power

(9)	Sole Dispositive Power
	Daniel McPhee			8,500,000
	Christopher Francis		8,500,000

(10) 	Shared Dispositive Power

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
Daniel McPhee					8,500,000
Christopher Francis				8,500,000

(12) 	Check if the Aggregate Amount in Row (11) Excludes Certain Shares* /    /

(13)	Percent of Class Represented by Amount in Row (11)
	Daniel McPhee					33.6%
	Christopher Francis				33.6%

(14) Type of Reporting Person*
	Daniel McPhee - IN
	Christopher Francis - IN


*SEE INSTRUCTIONS BEFORE FILLING OUT!
INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


Page 3 of 10 Pages

ITEM 1. Security and Issuer

	This statement relates to the beneficial ownership of the Common Stock, par value $.10 per share (the "Common Stock"), issued by Vertex Computer Cable &
Products, Inc., 920 Conklin Street, Farmingdale, New York 11735 (the "Company").

ITEM 2.	 Identity and Background


	Daniel McPhee's business address is 25-40 50th Avenue, Long Island City, New
York 11101. Mr. McPhee's principal occupation is Chairman of the Board and Chief
Executive Officer of the Company, a corporation whose principal business is the assembly and distribution of custom made cable assemblies used in providing connectivity solutions and whose address is 920 Conklin Street, Farmingdale,
New York 11735.

	(d)	Mr. McPhee has not been convicted in any criminal proceeding during the last five years.
	(e)	Mr. McPhee has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
	(f)	Mr. McPhee is a citizen of the United States.

	Christopher Francis's business address is 25-40 50th Avenue, Long Island City,
New York 11101. Mr. Francis's principal occupation is Chief Operating Officer of the Company, a corporation whose principal business is the assembly and distribution of custom made cable assemblies used in providing connectivity solutions and whose address is 920 Conklin Street, Farmingdale, New York 11735.

	(d)	Mr. Francis has not been convicted in any criminal proceeding during the last five years.
	(e)	Mr. Francis has not been a party to a civil proceeding of any judicial or administrative body of competent jurisdiction and is not subject to any judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.
	(f)	 Mr. Francis is a citizen of the United States.

ITEM 3.	 Source and Amount of Funds or Other Consideration

	Daniel McPhee
	Christopher Francis

ITEM 4.	 Purpose of Transaction
(a) 	None

(b)	Pursuant to an agreement by and among Vertex Computer Cable & Products, Inc.
    and Daniel McPhee and Christopher Francis and TW Cable. LLC and Edward
    Goodstein and Dataworld Solutions, Inc., Vertex will acquire all the voting stock of Dataworld solely in exchange for 1,500,000 shares of the voting common stock of Vertex; and;

	Daniel McPhee and, will acquire from TW 17,000,000 shares of the voting common stock of Vertex for payment of $200,000 and other consideration stated in the
Agreement.  Christopher Francis will receive 8,500,000 of the 17,000,000 shares for his services as Chief Operating Officer; and

TW has agreed with Vertex to acquire 6,000 shares of the $6 Vertex Senior Cumulative Convertible Preferred Stock having a stated value of $100 per share

(c)	None

(d)	Pursuant to the agreement stated above, the Board of Directors will change.
    Daniel McPhee will become Chairman of the Board of Directors and Christopher
    Francis will become Chief Operating Officer.

Page 4 of 10 Pages

ITEM 4.	 Purpose of Transaction (Continued)
(e)	None

(f)	None

(g)	None

(h)	None

(i)	None

(j)	None

ITEM 5.	 Interest in Securities of the Issuer

(a)	1.	Daniel McPhee		8,500,000 - 33.6%
	2.	Christopher Francis	8,500,000 - 33.6%
(b)	1.	Daniel McPhee		8,500,000
	2.	Christopher Francis	8,500,000
(c) None.
(d) None.

ITEM 6.	 Contracts, Arrangements, Understanding or Relationships with Respect to
Securities of the Issuer An Escrow Agreement between TW Cable LLC., and Daniel McPhee and Christopher Francis, and Shustak Jalil & Heller, attorneys for Vertex Computer Cable & Products, Inc. and Vertex Computer Cable & Products, Inc. whereas TW Cable wishes Daniel McPhee and Christopher Francis to deposit 8,500,000 shares of Vertex Common Stock as collateral for approximately 400,000 Distributions to be made to Class 7 Unsecured Creditors.

ITEM 7.	 Material to Be Filed as Exhibits

	A copy of the Agreement disclosed in Item 4, above, was filed on Form 8-K dated
 December 30, 1998.
	A copy of the Escrow Agreement disclosed in Item 6, above, is annexed hereto on pages 6 through 10.



Page 5 of 10 Pages

	Signature
	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: January 6, 1999

							By __/s Daniel McPhee____________
								Daniel McPhee


							By __/s Christopher Francis_________
								Christopher Francis



ESCROW AGREEMENT	 Page 6 of 10 Pages

	This Escrow Agreement, dated December 11, 1998, among TW Cable, L.L.C., a New York limited liability company (the "Creditor", Daniel McPhee and Christopher Francis (together the "Shareholders"), Shustak Jalil & Heller, attorneys for Vertex Computer Cable & Products, Inc. (the "Escrow Agent"), and Vertex Computer Cable & Products, Inc., a Delaware corporation, (the "Borrower"):

	WITNESSETH:

	WHEREAS, the Borrower is the Reorganized Debtor resulting from a Second Amended Joint Plan of Reorganization dated September 24, 1997, which the United States Bankruptcy Court for the Eastern District of
New York, at Westbury (the "Court") confirmed on October 30, 1997, and later modified by Order (the "Order"), dated December 8, 1997 (as modified, the "Plan": Capitalized terms used herein and not otherwise defined have the meanings ascribed to them in the Plan); and

	WHEREAS, the Creditor is financially interested in the Borrower because the Creditor has guaranteed payment of amounts due to creditors holding Class 7 Unsecured Claims; and

	WHEREAS, Creditor wishes to arrange for the Shareholders to deposit 8,500,000 shares of the Borrower's Common Stock (the "Escrow Shares") as collateral for approximately $400,000 Distributions to be made to Class 7 Unsecured Creditors on account of the Class 7 Partial Distribution by installments due May 15, 1999 and August 15, 1999;

	WHEREAS, the Shareholders wish to deposit 8,500,000 shares of the Borrower's common stock owned by them as the Escrow Shares;

	WHEREAS, the Escrow Agent has agreed to hold the Escrow Shares pursuant to the terms hereof:

	NOW, THEREFORE, in consideration of the covenants contained herein, and other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, the parties hereto agree as follows:

	AGREEMENT:

	1. Appointment of the Escrow Agent. The Borrower, the Creditor and the Shareholders hereby constitute and appoint the Escrow Agent as, and the Escrow Agent hereby agrees to assume and perform the duties of, the escrow agent under and pursuant to this Agreement.

	2. The Escrow Shares. The Escrow Shares shall be held by the Escrow Agent as a trust on the terms and subject to the conditions of this Agreement. The Escrow Shares shall not be subject to lien or attachment by any creditor and shall be used solely for the purpose set forth in this Agreement. The Escrow Shares shall not be available to, and shall not be used by, the Escrow Agent to set off any obligations of the Borrower, the Shareholders or the Creditor owing to the Escrow Agent in any capacity.

	3.    [Left Intentionally Blank].

	4.	Payment from the Escrow Shares.  If the Borrower fails to
make the May 15, 1999 or the August 15, 1999 paymentS due to the Class
7 Unsecured Creditors under the Plan, the Escrow Agent shall deliver such number of shares held in escrow as a percentage of the total
Escrow Shares, as the percentage failed to be paid bears to the total due for distribution to the Class 7 Unsecured Creditors.

Page 7 of 10 Pages

	5.	Termination Date. Upon the repayment of the amounts due on
May 15, 1999 and August 15, 1999, in the approximate total amount of 480,000, to the holders of Class 7 Unsecured Claims on account of the Class 7 Partial Distribution under the Plan (the "Termination Date"), the Escrow Agent shall deliver over to the Shareholders all shares that remain among the Escrow Shares.

	6.	Duties and Obligations of the Escrow Agent. The duties and
obligations of the Escrow Agent shall be limited to and determined solely by the provisions of this Agreement, and the Escrow Agent is not charged with knowledge of or any duties or responsibilities in respect of any other agreement or document. In furtherance and not in limitation of the foregoing:

	(a)	the Escrow Agent shall be fully protected in relying in
good faith upon any written certification, notice, direction, request, waiver, consent, receipt or other document that the Escrow Agent reasonably believes to be genuine and duly authorized, executed and delivered;

	(b)	the Escrow Agent shall not be liable for any error of
judgment, or for any act done or omitted by it, or for any mistake in fact or law, or for anything that it may do or refrain from doing in connection herewith; provided, however, that notwithstanding any other provision in this Agreement, the Escrow Agent shall be liable for its willful misconduct or gross negligence or breach of this Agreement;

	(c)	the Escrow Agent may seek the advice of legal counsel
selected with reasonable care in the event of any dispute or question as to the construction of any of the provisions of this Agreement or its duties hereunder, and it shall incur no liability and shall be fully protected in respect of any action taken, omitted or suffered by it in good faith in accordance with the opinion of such counsel;

	(d)	if the Escrow Agent shall in any instance, after seeking
the advice of legal counsel pursuant to the immediately preceding clause, in good faith be uncertain as to its duties or rights hereunder, it shall be entitled to refrain from taking any action in that instance and its sole obligation, in addition to those of its duties hereunder as to which there is no such uncertainty, shall be to keep safely all property held in the Escrow Shares until it shall be directed otherwise in writing by each party hereto or by a final, nonappealable order of a court of competent jurisdiction; provided, however, if the Escrow Agent has not received such written direction or court order within 180 calendar days after requesting the same, it shall have the right to interplead the Creditor, the Shareholders, and the Borrower in any court of competent jurisdiction and request that such court determine its rights and duties hereunder; and

	(e)	the Escrow Agent may execute any of its powers or
responsibilities hereunder and exercise any rights hereunder either directly or by or through agents or attorneys selected with reasonable care. Nothing in this Agreement shall be deemed to impose upon the Escrow Agent any duty to qualify to do business or to act as fiduciary or otherwise in any jurisdiction other than the State of New York, and the Escrow Agent shall not be responsible for and shall not be under a duty to examine into or pass upon the validity, binding effect, execution or sufficiency of this Agreement or of any agreement amendatory or supplemental hereto.





Page 8 of 10 Pages


	7.	Cooperation. The Creditor, the Shareholders, and the
Borrower shall provide to the Escrow Agent all instruments and documents within their respective powers to provide that are necessary for the Escrow Agent to perform its duties and responsibilities hereunder.

	8.	Fees and Expenses: Indemnity. The Creditor and the
Borrower shall each reimburse and indemnify the Escrow Agent for, and hold it harmless against, one-half of any loss, damages, cost or expense, including reasonable attorneys' fees, reasonably incurred by the Escrow Agent in connection with the Escrow Agent's performance of its duties and obligations under this Agreement, and the reasonable costs and expenses of defending against any claim or liability relating to this Agreement; provided that notwithstanding the foregoing, neither the Creditor nor the Borrower shall be required to indemnify the Escrow Agent for any such loss, liability, cost or expense arising from the Escrow Agent's willful misconduct or gross negligence or breach of this Agreement; and further, provided, that the Escrow Agent shall not be entitled to any fee for its services hereunder.

	9.	Resignation and Removal of the Escrow Agent. (a) The
Escrow Agent may resign as such 30 calendar days following the giving of prior written notice thereof to the Borrower, the Shareholders, and the Creditor. In addition, the Escrow Agent may be removed and replaced on a date designated in a written instrument signed by the Borrower, the Shareholders, and the Creditor and delivered to the Escrow Agent. Notwithstanding the foregoing, no such resignation or removal shall be effective until a successor escrow agent has acknowledged its appointment as such as provided in paragraph (c) below. In either event, upon the effective date of such resignation or removal, the Escrow Agent shall deliver the property comprising the Escrow Fund to such successor escrow agent, together with such records maintained by the Escrow Agent in connection with its duties hereunder and other information with respect to the Escrow Fund as such successor may reasonably request.

	(b)	If a successor escrow agent shall not have acknowledged
its appointment as such as provided in paragraph (c) below, in the case of a resignation, prior to the expiration of 30 calendar days following the date of a notice of resignation or, in the case of a removal, on the date designated for the Escrow Agent's removal, as the case may be, because the Borrower, the Shareholders, and the Creditor are unable to agree on a successor escrow agent, or for any other reason, the Escrow Agent may select a successor escrow agent and any such resulting appointment shall be binding upon all of the parties to this Agreement.

	(c)	Upon written acknowledgment by a successor escrow agent
appointed in accordance with the foregoing provisions of this Section
9 of this Agreement, to serve as escrow agent hereunder and the receipt of the property then comprising the Escrow Shares, the Escrow Agent shall be fully released and relieved of all duties, responsibilities and obligations under this Agreement, subject to the proviso contained in Section 6(b) of this Agreement, and such successor escrow agent shall for all purposes hereof be the Escrow Agent.






Page 9 of 10 Pages

	10.	Notices. All notices, requests and other communications
hereunder must be in writing and will be deemed to have been duly given if delivered personally or by facsimile transmission or mailed (first class postage prepaid) to the parties at the following addresses or facsimile numbers:

	If to the Creditor, to:

		TW Cable, L.L.C.
		81 Executive Boulevard
		Farmingdale, New York 11735
		Attention:	Scott Stuart

	If to the Borrower, to:

		Vertex Computer Cable & Products, Inc.
		920 Conklin Avenue
		Farmingdale, New York 11735
		Attention:	President


	If to the Shareholders, to:

		Daniel McPhee
		Christopher Francis
		c/o Dataworld
		25-40 50th Avenue
		Long Island, New York  11101

	Copy to:

		Wexler & Burkhart, P.C.
		50 Charles Lindbergh Boulevard
		Mitchel Field, New York  11553-3660


	If to the Escrow Agent, to:

		Shustak Jalil & Heller
		545 Madison Avenue
		New York, New York 10022
		Attention:	James P. Jalil


All such notices, requests and other communications will: (i) if delivered personally to the address as provided in this Section, be deemed given upon delivery; (ii) if delivered by facsimile transmission to the facsimile number as provided in this Section, be deemed given upon receipt; and (iii) if delivered by mail in the manner described above to the address as provided in this Section, be deemed given upon receipt (in each case regardless of whether such notice, request or other communication is received by any other Person to whom a copy of such notice is to be delivered pursuant to this Section). Any party from time to time may change its address, facsimile number or other information for the purpose of notices to that party by giving notice specifying such change to the other parties hereto.







Page 10 of 10 Pages


	11. Amendments, etc. This Agreement may be amended or modified, and any of the terms hereof may be waived, only by a written instrument duly executed by or on behalf of the Creditor, the Shareholders, and the Borrower and, with respect to any amendment that would adversely affect the Escrow Agent, the Escrow Agent. No waiver by any party of any term or condition contained of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion.

	12. Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of New York applicable to a contract executed and performed in this State, without giving effect to the conflicts of laws principles thereof

	13. Business Day. For all purposes of this Agreement, the term "business day" shall mean a day other than Saturday, Sunday or any day on which banks located in the state of New York are authorized or obligated to close.

	14. Miscellaneous. This Agreement is binding upon and will inure to the benefit of the parties hereto and their respective successors and permitted assigns. The headings used in this Agreement have been inserted for convenience of reference only and do not define or limit the provisions hereof. This Agreement may be executed in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one and the same instrument. As used herein: the term "including" and similar or derivative terms shall be deemed modified by the words "without limitation"; terms of any gender include each other gender; and the singular number includes the plural and vice versa.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

						SHUSTAK JALIL & HELLER

						By: /s James Jalil, Esq.
							Name: James Jilil
							Title: Escrow Agent

						TW CABLE, L.L.C.

						By: /s Edward Goodstein
							Name: Edward Goodstein
							Title: President

						VERTEX COMPUTER CABLE &
						  PRODUCTS, INC.

						By: /s Nicholas T. Hutzel
							Name: Nicholas T. Hutzel
							Title: Controller


						  /s Daniel McPhee
							Daniel McPhee


						  /s Christopher Francis
							Christopher Francis